

September 21, 2020

Robert A. Ramirez
Finance and Chief Financial Officer
The Hackett Group, Inc.
1001 Brickell Bay Drive, Suite 3000
Miami, Florida 33131

> **Re: The Hackett Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 27, 2019**
> **Filed March 5, 2020**
> **Form 8-K Furnished August 4, 2020**
> **File No. 333-48123**

Dear Mr. Ramirez:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 8-K Furnished August 4, 2020

Exhibit 99.1
Second Quarter 2020 Results, page 1

1. In your earnings release for the Quarter Ended June 26, 2020, and for prior quarters, we note your presentation of non-GAAP financial measures, and have the following comments:
   - In the initial bullet point to your earnings release you highlight your non-GAAP pro-forma EPS measure prior to presenting the comparable GAAP loss per share. When presenting non-GAAP measures in your earnings release, please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures ("C&DI´s").
   - On the last page of your earnings release you present "pro forma return on equity"

without presenting the comparable GAAP measure. Please present the comparable GAAP measure and required non-GAAP disclosures consistent with Item 10(e)(1)(i)(A) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services